SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                            (Amendment No._________)*


                              TAM Restaurants, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    874835101
                                 (CUSIP Number)

                               Brad Shiffman, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                December 30, 1998
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 874835101                                            Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Frank Cretella
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

   NUMBER OF             809,871  (includes options to purchase 93,750 shares of
     SHARES              Common Stock,  144,081  shares of Common Stock issuable
  BENEFICIALLY           upon  the  conversion  of  Series  A  Preferred  Stock,
    OWNED BY             warrants to purchase  72,040 shares of Common Stock and
      EACH               500,000  shares of Common Stock held by trusts of which
   REPORTING             Mr. Cretella's  daughter is the sole beneficiary and of
     PERSON              which Mr.  Cretella is a co-trustee with his spouse) as
      WITH               of February 12, 1999.
                   -------------------------------------------------------------
                   8     SHARED VOTING POWER

                         1,179,235 as of February 12, 1999
                   -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         809,871  (includes options to purchase 93,750 shares of
                         Common  Stock  and  144,081   shares  of  Common  Stock
                         issuable  upon the  conversion  of  Series A  Preferred
                         Stock,  warrants  to purchase  72,040  shares of Common
                         Stock and 500,000 shares of Common Stock held by trusts
                         of  which   Mr.   Cretella's   daughter   is  the  sole
                         beneficiary  and of which Mr.  Cretella is a co-trustee
                         with his spouse) as of February 12, 1999.
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                       1,179,235 as of February 12, 1999
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,989,106 (includes options to purchase 93,750 shares of Common Stock, 144,081 shares of Common Stock issuable upon the conversion of Series A Preferred Stock, warrants to purchase 72,040 shares of Common Stock and 500,000 shares of Common Stock held by trusts of which Mr. Cretella's daughter is the sole beneficiary and of which Mr. Cretella is a co-trustee with his spouse) as of February 12, 1999.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

     Does not include 62,500 shares issuable upon exercise of options and 4,724 shares issuable upon exercise of warrants commencing March 10, 1999 held by Mr. Cretella's spouse, who is a Vice President of the Company. Mr. Cretella disclaims beneficial ownership of the 62,500 shares issuable upon exercise of options and the 4,774 shares issuable upon exercise of warrants held by his spouse.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.0001 per share ("Common Stock") issued by TAM Restaurants, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1163 Forest Avenue, Staten Island, New York 10310.

Item 2. Identity and Background.

     This statement is filed by Frank Cretella, President and Chief Executive Officer and a principal stockholder of the Company. The business address of Mr. Cretella is c/o TAM Restaurants, Inc., 1163 Forest Avenue, Staten Island, New York 10310.

     Mr. Cretella has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Cretella is a United States citizen.

Item 3. Source and Amount of Funds or other Consideration.

     In connection with its formation, effective September 29, 1996, the Company acquired all of the outstanding capital stock of TAM Restaurant Group, Inc. and Shellbank Restaurant Corp. (the "Acquisition"). Frank and Jeanne Cretella were officers, directors and sole stockholders of Tam Restaurant Group, Inc. and Shellbank Restaurant Corp. prior to the Acquisition. In connection with the Acquisition, Mr. and Mrs. Cretella received 1,679,235 shares of Common Stock. Subsequent to the Acquisition, but prior to the Company's initial public offering (the "IPO") which was declared effective by the Securities and Exchange Committee on February 10, 1998 (the "Effective Date"), Mr. Cretella and his spouse transferred 500,000 shares of their jointly held Common Stock to two established trusts, of which Mr. Cretella's daughter is the sole beneficiary and Mr. Cretella and his spouse are co-trustees. Mr. Cretella has sole voting and dispositive power over the shares held in the trusts.

     On the Effective Date, the Company granted to Mr. Cretella pursuant to the Company's 1997 Stock Option Plan (the "Plan"), options to purchase an aggregate of 75,000 shares of Common Stock at an exercise price of $5.00 per share. The

                                Page 3 of 5 Pages
options granted to Mr. Cretella vest as to 50%, 25% and 25% of the shares covered thereby on the Effective Date and the first and second anniversaries of the Effective Date, respectively. On November 19, 1998, the Company's board of directors authorized the grant to Mr. Cretella, pursuant to the Plan, of options to purchase an aggregate of 75,000 shares of Common Stock at an exercise price of $1.9375 per share. The options granted to Mr. Cretella vest as to 50% of the shares covered thereby on January 18, 1999, 25% on January 18, 2000, and 25% on January 18, 2001. All of such options are exercisable upon vesting and expire five years from the date of vesting. As of the date hereof, Mr. Cretella has not exercised any options granted to him as noted herein.

     In December 1998, Mr. Cretella converted $720,405 of indebtedness owed by the Company to him into 144,081 shares of Series A Preferred Stock at the ratio of one share of Series A Preferred Stock for each $5.00 of indebtedness outstanding and warrants to purchase 72,040 shares of Common Stock. Each share of Series A Preferred Stock acquired by Mr. Cretella in the debt conversion is convertible into one share of Common Stock of the Company.

Item 4. Purpose of Transaction.

     The purpose of the Reporting Persons's acquisition of the shares of Common Stock prior to the IPO was for control and for investment purposes. Further, the Reporting Person acquired the Series A Preferred Stock for investment purposes. The Reporting Person may make additional purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of
Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,989,106 shares of Common Stock constituting approximately 52.2% of the outstanding Common Stock. The amount includes: (i) 1,179,235 shares owned jointly by Mr. Cretella and his spouse, (ii) 500,000 shares held by trusts of which Mr. Cretella is a co-trustee and Mr. and Mrs. Cretella's daughter is the beneficiary. Mr. Cretella has sole voting and dispositive power over the shares held in the trusts, (iii) 93,750 shares of Common Stock issuable upon exercise of options held by Mr. Cretella, (iv) 144,081 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Mr.

                                Page 4 of 5 Pages

Cretella and (v) 72,040 shares of common stock issuable upon exercise of warrants which become exercisable commencing March 10, 1999. The foregoing calculation does not include (i) the 62,500 shares of Common Stock issuable upon exercise of options held by Mr. Cretella's spouse and (ii) the 4,724 shares of common stock issuable upon exercise of warrants held by Mr. Cretella's spouse which become exercisable commencing March 10, 1999 as to which Mr. Cretella disclaims beneficial ownership. The percentage used herein is calculated based upon the 3,503,000 shares of Common Stock issued and outstanding at December 30, 1998, as provided by the Company.

Mr. Cretella has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

     None.





                                Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 DATE:  February 12, 1999



                                                 /s/ Frank Cretella
                                                 -------------------------------
                                                          (Signature)


                                                         Frank Cretella
                                                 -------------------------------
                                                              (Name)




                                Page 6 of 5 Pages